Ex - 21.1
Subsidiaries of the Registrant
Jurisdiction of
Name	Incorporation

Bel Components Ltd.	Hong Kong
Bel Connector Inc.	Delaware
Bel Fuse Delaware Inc.	Delaware
Bel Fuse Europe Ltd.	United Kingdom
Bel Fuse Limited	Hong Kong
Bel Fuse Macau LDA	Macao
Bel Fuse (Macao Commerical
Offshore) Limited	Macao
Bel Power (Hangzhou) Co. Ltd.	PRC
Bel Sales (Hong Kong) Ltd.	Hong Kong
Bel Stewart GmbH	Germany
Bel Stewart Limited	Hong Kong
Bel Stewart Net s.r.o.	Czech Republic
Bel Transformer Inc.	Delaware
Bel Ventures Inc.	Delaware
Bel Power Inc.	Massachusetts
Signal Dominicana, S.A.	Dominican Republic
Stewart Connector Systems de
Mexico, S.A. de C.V.	Mexico
Top East Corporation Limited	Hong Kong